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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

     Lee, Thomas H.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
     c/o Thomas H. Lee Company
     75 State Street
--------------------------------------------------------------------------------
                                    (Street)
     Boston, Massachusetts   02109

--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

    February 17, 2000

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

     COTT CORPORATION (COTT)
================================================================================
5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)


================================================================================

================================================================================
7. Individual or joint/Group Filing (Check Applicable Line)

      __X__   Form filed by One Reporting Person

      _____   Form filed by More than One Reporting Person

================================================================================
       Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

  Common Stock                           8,030,119 (7)               I                    (1)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock                             278,144 (7)               I                    (2)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock                             781,728 (7)               I                    (3)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock                              52,319 (7)               I                    (4)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock                             140,252 (7)               I                    (5)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock                             217,438 (7)               I                    (6)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Convertible Participat-                             Common                 3,212,047(7)  10.77(8)       I              (1)
ing Voting Second Prefer-
red Shares, Series 1
------------------------------------------------------------------------------------------------------------------------------------
Convertible Participat-                             Common                   111,258(7)  10.77(8)       I              (2)
ing Voting Second Prefer-
red Shares, Series 1

------------------------------------------------------------------------------------------------------------------------------------
Convertible Participat-                             Common                   312,691(7)  10.77(8)       I              (3)
ing Voting Second Prefer-
red Shares, Series 1

------------------------------------------------------------------------------------------------------------------------------------
Convertible Participat-                             Common                    20,928(7)  10.77(8)       I              (4)
ing Voting Second Prefer-
red Shares, Series 1

------------------------------------------------------------------------------------------------------------------------------------
Convertible Participat-                             Common                    56,104(7)  10.77(8)       I              (5)
ing Voting Second Prefer-
red Shares, Series 1

------------------------------------------------------------------------------------------------------------------------------------
Convertible Participat-                             Common                    86,972(7)  10.77(8)       I              (6)
ing Voting Second Prefer-
red Shares, Series 1


------------------------------------------------------------------------------------------------------------------------------------
Option                                              Common                 4,015,059(7)   9.00(8)       I               (1)

------------------------------------------------------------------------------------------------------------------------------------
Option                                              Common                   139,072(7)   9.00(8)       I               (2)

------------------------------------------------------------------------------------------------------------------------------------
Option                                              Common                   390,864(7)   9.00(8)       I               (3)

------------------------------------------------------------------------------------------------------------------------------------
Option                                              Common                    26,160(7)   9.00(8)       I               (4)

------------------------------------------------------------------------------------------------------------------------------------
Option                                              Common                    70,126(7)   9.00(8)       I               (5)

------------------------------------------------------------------------------------------------------------------------------------
Option                                              Common                   108,719(7)   9.00(8)       I               (6)

====================================================================================================================================

Explanation of Responses:
(1)  Represents shares/options owned by Thomas H. Lee Equity Fund IV, L.P.
(2)  Represents shares/options owned by Thomas H. Lee Foreign Fund IV, L.P.
(3)  Represents shares/options owned by Thomas H. Lee Foreign Fund IV-B, L.P.
(4) Represents shares/options owned by Thomas H. Lee Charitable Investment Limited Partnership.
(5)  Represents shares/options owned by THL-Coinvestors III-A, LLC.
(6)  Represents shares/options owned by THL-Coinvestors III-B, LLC.
(7) The Reporting Person disclaims beneficial ownership of such shares/options except to the extent of his pecuniary interest in the entity.
(8) Subject to anti-dilution and other adjustments. Each share of Preferred Stock is currently convertible into 1.398837831 shares of Common Stock.





     /s/Thomas H. Lee                                       2/25/2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.